Exhibit 21.1

Subsidiaries of Coast Casinos, Inc.

Coast Hotels and Casinos, Inc., a Nevada corporation, doing business as Barbary Coast Hotel and Casino,
Gold Coast Hotel and Casino, Gold Coast Sports Book, The Orleans Hotel and Casino and Suncoast Hotel and Casino

Omaha Partners, LLC, a Nebraska limited liability company

Coast Hotels and Casinos Indiana, LLC, an Indiana limited liability company

Orange County Development, LLC, an Indiana limited liability company